The integration and joint share transfer described in this press release involves securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

February 10, 2015
To whom it may concern:
Company:	MEITO TRANSPORTATION CO., LTD.
Representative:	Kunio Hayashibara, President and Representative Director
(Code Number: 9047, First Section, Tokyo Stock Exchange)
Inquiries:	Hiroshi Takahashi, General Manager of Corporate Planning Department (Tel: 81-422-54-8803)

Company:	Hutech norin Co., Ltd.
Representative:	Hiromasa Aya, President and Representative Director
(Code Number: 9056, Second Section, Tokyo Stock Exchange)
Inquiries:	Shigeaki Sakauchi, Director and General Manager of Administration Division (Tel: 81-3-3632-3434)

Execution of the Basic Agreement
between MEITO TRANSPORTATION CO., LTD. and Hutech norin Co., Ltd.
Concerning the Management Integration
through the Establishment of a Joint Holding Company by way of a Share Transfer

Notice is hereby given that MEITO TRANSPORTATION CO., LTD. (“MEITO”) and Hutech norin Co., Ltd. (“Hutech”) have reached a basic agreement concerning the management integration (the “Management Integration”) through the establishment of a joint holding company (the “Joint Holding Company”) by way of a joint share transfer (the “Share Transfer”) and that the companies resolved that they would execute the Basic Agreement Concerning the Management Integration at their respective board of directors’ meetings held today and executed such basic agreement.

1.	Purpose, etc. of the Management Integration by Way of the Share Transfer

(1)	Background and Purpose of the Management Integration

MEITO and Hutech, each as a transportation business operator focused on low-temperature food, have contributed to the development of logistics in the food industry over the years leveraging their strengths of transportation and warehousing services, in particular chilled food for MEITO and frozen food for Hutech.

In present Japan, concerns regarding Japan’s declining population have increased, and changes to environment such as further advancement of globalization are expected in connection with participation in negotiations of the TPP that will increase imports and exports.  In this context, in the food industry that is both companies’ main market, manufacturers, wholesalers and retailers have reorganized in various forms, and as a result they have grown in size and shown a trend toward consolidation.  In the low-temperature food logistics industry with strong growth potential backed by the growth in the home-meal replacement market and a rise in the awareness of food security, etc., there are growing demands for high quality logistics services that respond to trend in larger, wider and faster services more effectively and ensure “food safety and security.”  Furthermore, the business environment surrounding the companies has been changing significantly; for example, there have been strengthened efforts to secure and develop drivers and operators at warehouses, actions to respond to energy costs for fuel and electricity, etc. which is at a high level because of a weak yen, reinforced approach to safety and environmental measures, and various other changes.

Under these circumstances, the companies have maintained their uniqueness without relying on specific customers in an effort to expand their respective businesses in the low-temperature food logistics industry.  However, the companies determined that it was essential to achieve a general logistics company responsible for ever-changing food logistics through building a solid cooperative relationship by making the full use of their respective know-how for chilled and frozen logistics which are strengths of both companies, improving customer services through the expansion of business activities, strengthening the management base, and using advanced temperature control techniques.  As a result of such determination, the companies shared a common view that they should be able to improve the value of a new corporate group sustainably by gaining high reputation from the customers and becoming the customers’ partner of choice, and the Management Integration would be the best option for all of their stakeholders including their shareholders, customers and employees.  Based on the spirit of equality, as well as such common view, the companies reached an agreement to proceed with the proposed management integration.

(2)	Objectives to Achieve through the Management Integration

In more than 50 years of long history, in the low temperature food industry, the companies have provided high quality logistics services by focusing on each company’s strength, namely the chilled logistics and frozen logistics, adopting the “customer first” principle,  and operating and possessing their own facilities and vehicles under a hands-on policy.  Through the expanded operations resulting from the Management Integration, the companies will share and reorganize their infrastructures for more efficient management, and at the same time seek further improvement of customer services.

Moreover, in the world of low-temperature food logistics in recent years, there is a growing need for high quality temperature control, such as storage in a frozen state and retailing and distributing in a chilled state.  The Management Integration will enable the companies to integrate their specialties in each stage of storage, sorting, transportation and delivery, which are the companies’ core operations, and to provide thorough services in low-temperature food logistics.  The companies aim to secure status as a leading company in the industry.

With respect to personnel, the companies expect to face a chronic manpower shortage due to aging population and falling birth rate.  However, the companies will try to improve productivity by sharing personnel between the companies and focusing on strengthening recruitment through the creation of a people-friendly workplace with job satisfaction by improving working conditions via development of the personnel system and enhancing personnel training and career support system.  The purchase department will pursue benefit obtained from increased volume of facilities and vehicles resulting from the Management Integration, thereby aiming to become a profitable corporate group.

In addition, MEITO VIETNAM COMPANY LIMITED, which is a MEITO’s subsidiary, operates cold storage warehouses.  While taking into account customer trends, the companies aim to further expand this operation in the future as a joint business, including expansion of warehouses and development of a transportation business.

2.	Outline of the Share Transfer

(1)	Schedule of the Share Transfer

Holding of the board of directors’ meeting to approve the Basic Agreement Concerning the Management Integration (both companies)	February 10, 2015 (today)
Execution of the Basic Agreement Concerning the Management Integration (both companies)	February 10, 2015 (today)
The record date for the ordinary general meeting of shareholders (both companies)	March 31, 2015 (scheduled)
Holding of the board of directors’ meeting to approve the Management Integration Agreement and the Share Transfer Plan (both companies)	April 24, 2015 (scheduled)
Execution of the Management Integration Agreement and preparation of the Share Transfer Plan (both companies)	April 24, 2015 (scheduled)
Holding of the ordinary general meeting of shareholders to approve the management integration (both companies)	June 26, 2015 (scheduled)
The date of delisting of the shares from the Tokyo Stock Exchange (both companies)	September 28, 2015 (scheduled)
The date of management integration (date of registration of the incorporation of the Joint Holding Company)	October 1, 2015 (scheduled)
The date of listing of shares of the Joint Holding Company	October 1, 2015 (scheduled)

Please note that the above schedule may be changed in the future if necessary upon mutual consultation and agreement between the companies depending on the progress of approval process of the Management Integration or other reasons.

(2)	Method of the Share Transfer

The Share Transfer will be carried out through a joint share transfer, whereby MEITO and Hutech will become wholly owned subsidiaries of a newly established Joint Holding Company and the Joint Holding Company will become their sole parent company.

(3)	Share Allocation in the Share Transfer (Share Transfer Ratio)

	MEITO	Hutech
Share transfer ratio	1	1.44

(Note 1)	Details of Allocation in the Share Transfer
MEITO shareholders will receive one share of the Joint Holding Company common stock for each share of MEITO common stock, and Hutech shareholders will receive 1.44 shares of the Joint Holding Company common stock for each share of Hutech common stock.  Shareholders of MEITO and Hutech who are to receive fractional shares of the Joint Holding Company common stock through the Share Transfer will be paid an amount equivalent to such fractional shares pursuant to Article 234 of the Companies Act and other related laws and regulations.  However, the above-stated share transfer ratio may be changed through consultations between the companies if any material change occurs in the conditions that form the basis of the calculation.
(Note 2)	The number of shares per unit of the Joint Holding Company will be 100 shares.
(Note 3)	The number of new shares to be delivered by the Joint Holding Company (scheduled)
Common stock: 25,690,799 shares
The above number is based on the total number of issued and outstanding shares of MEITO common stock as of the end of December 2014 (11,000,000 shares) and the total number of issued and outstanding shares of Hutech common stock as of the end of December 2014 (10,438,000 shares).  However, each of MEITO and Hutech plans to cancel its treasury stock that it owns, to the extent practically possible, before the Share Transfer takes effect.  Accordingly, the number of shares owned by each company as of the end of December 2014 (MEITO: 270,246 shares, Hutech: 48,385 shares) is excluded in calculating the above-mentioned number of new shares of common stock to be delivered by the Joint Holding Company.
Since the number of treasury stock that will actually be cancelled before the effective date of the Share Transfer has yet to be determined, the number of new shares to be delivered by the Joint Holding Company may change.
(Note 4)	Treatment of fractional units
The shareholders of the companies who receive a portion of a unit (a unit equals 100 shares) of the Joint Holding Company common stock (“Fractional Unit”) as a result of the Share Transfer will not be able to sell their Fractional Units on the Tokyo Stock Exchange (“TSE”) or any other financial instruments exchange.  The shareholders holding such Fractional Unit may request the Joint Holding Company to purchase their Fractional Units in accordance with the provisions of Article 192, Paragraph 1 of the Companies Act.
The Joint Holding Company’s Articles of Incorporation is expected to provide that the shareholders holding Fractional Units may request the Joint Holding Company to offer for sale the number of shares necessary to achieve a whole unit (100 shares) with respect to shares for which they only have a Fractional Unit.  Therefore, in accordance with Article 194, Paragraph 1 of the Companies Act and pursuant to the Joint Holding Company’s Articles of Incorporation, the shareholders holding Fractional Units may make such request.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Prospective Wholly Owned Subsidiaries

As announced in its “Notice on the Abolishment of the Stock Option Compensation System, etc.” issued today, Hutech will abolish the stock option compensation system that has been continuously granted as compensation for directors, provided that the Management Integration Agreement will be executed and that the share transfer plan for the Share Transfer will be approved at the ordinary general meetings of shareholders of the companies.  In connection therewith, Hutech will cancel all of the issued stock acquisition rights by obtaining from each of the stock acquisition rights holders a document surrendering all of his/her unexercised stock acquisition rights.  As an alternative to the stock option, Hutech will introduce a pension benefit system for officers.

MEITO has not issued any stock acquisition rights.  Neither MEITO nor Hutech has issued any bonds with stock acquisition rights.

(5)	Dividends of the Companies Based on the Record Date Prior to the Establishment of the Joint Holding Company

MEITO plans to pay dividends of 15 yen per share with the record date being March 31, 2015 as described in “2. Dividends” of “Financial Results for the Third Quarter of the Fiscal Year Ending March 2015” dated today.  Hutech plans to pay dividends of 14 yen per share with the record date being March 31, 2015 as described in “2. Dividends” of “Financial Results for the Third Quarter of the Fiscal Year Ending March 2015” dated today.

Although MEITO has not paid interim dividends before, it plans to pay interim dividends of up to 7.5 yen per share in addition to the above with a record date prior to September 30, 2015.  Hutech plans to pay interim dividends of up to 14 yen per share in addition to the above with a record date prior to September 30, 2015.

(6)	Dividends of the Joint Holding Company

The annual dividend amount of the Joint Holding Company for the fiscal year ending March 2016 will be determined after comprehensively considering the dividend policies and dividend payouts of the companies until now, as well as the Joint Holding Company’s business performance in the future and other similar factors.  Specific details have yet to be determined.

(7)	Treatment of Treasury Stock of the Companies

MEITO and Hutech plan to cancel their respective treasury stock that they currently hold or acquire in the future, to the extent practically possible, before the effective date of the Share Transfer, and accordingly do not plan to receive shares of the Joint Holding Company for their own treasury stock.

(8)	Matters Relating to a Listing Application of the Joint Holding Company

The newly-established Joint Holding Company is expected to apply to list its shares on the TSE.  Shares of the Joint Holding Company are expected to be listed on October 1, 2015, which is the date of registration of incorporation of the Joint Holding Company.  MEITO and Hutech will become wholly-owned subsidiaries of the Joint Holding Company as a result of the Share Transfer, and accordingly will be delisted from the TSE on September 28, 2015 before the listing of the Joint Holding Company.  (The date of final trading of shares will be September 25, 2015.)

3.	Reasons, etc. for Details of Allocation in the Share Transfer

(1)	Basis of the Calculation

In order to ensure the fairness of the calculation of the share transfer ratio in the Share Transfer, MEITO retained Daiwa Securities Co. Ltd. (“Daiwa Securities”) and Hutech retained Mizuho Securities Co., Ltd. (“Mizuho Securities”) as their respective independent third-party advisors and requested each of such advisors to calculate the share transfer ratio, and received a share transfer ratio calculation report.

In calculating the share transfer ratio, Daiwa Securities used (i) the market price method (with the record date being February 9, 2015, using the simple average of the  closing stock price for the periods of one month, three months and six months until the record date) since MEITO and Hutech are listed on the TSE and a market price for the companies’ shares exist; and (ii) the discounted cash flow method (“DCF method”) so that the evaluation reflects future business activities of the companies.

The financial projections of MEITO, which Daiwa Securities obtained for the calculation by the DCF method, include a business year in which profit is expected to substantially increase compared to the previous year.  Specifically, income is expected to increase substantially from the fiscal year ending March 2015 to the fiscal year ending March 2016 due to the revision of trustee fee, decrease in temporary costs resulting from the establishment of branch offices, progress in cost improvement focusing on fuel cost, and other factors.  On the other hand, the financial projections of Hutech, which Daiwa Securities obtained for the calculation by the DCF method, include no business year in which profit is expected to substantially increase or decrease.  The financial projections of the companies do not assume implementation of the Share Transfer.

The results under each method of calculation are set forth below.  The ranges of the share transfer ratio in the table below represent the number of common stock of the Joint Holding Company to be allocated for one share of common stock of Hutech where one share of common stock of the Joint Holding Company is allocated for one share of common stock of MEITO.

Calculation Method	Range of Share Transfer Ratio
Market price method	1.38 ~ 1.45
DCF method	1.36 ~ 1.67

Daiwa Securities based its calculations of the share transfer ratio on information received from the companies as well as publicly available information, etc.  Daiwa Securities assumed all such materials and information to be accurate and complete and did not independently verify the accuracy and completeness thereof.  Furthermore, Daiwa Securities did not perform an independent evaluation, appraisal or assessment with respect to the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of the companies and their respective subsidiaries and affiliated companies, including analysis and evaluation of individual assets and liabilities, and did not request an independent third-party advisor to perform any such appraisal or assessment.  Daiwa Securities’ calculation of the share transfer ratio reflects the information and economic conditions as of February 9, 2015, and assumed that the respective companies’ financial projections (including a profit plan and other information) were reasonably and properly examined and prepared based on the best projections and judgment currently available to the management of each company.

The results of the calculation of the share transfer ratio submitted by Daiwa Securities do not represent an opinion on fairness of the Share Transfer.

Through the explanation from Daiwa Securities on evaluation methods, assumptions and background of calculation, etc. for the share transfer ratio in the Share Transfer, MEITO confirmed that the above results of calculation conducted by Daiwa Securities were reasonable.

In calculating the share transfer ratio, Mizuho Securities used (i) the market price method since MEITO and Hutech are listed on the TSE and a market price for the companies’ shares exist; (ii) the comparable companies method since there are multiple listed companies engaged in similar businesses to the companies that allow estimate of share value based on comparison with similar companies; and (iii) the DCF method so that the evaluation reflects future business activities of the companies.

The results under each method of calculation are as set forth below.  The ranges of the share transfer ratio in the table below represent the number of common stock of the Joint Holding Company to be allocated for one share of common stock of Hutech where one share of common stock of the Joint Holding Company is allocated for one share of common stock of MEITO.

Calculation Method	Range of Share Transfer Ratio
Market price method	1.38 ~ 1.45
Comparable companies method	1.43 ~ 2.19
DCF method	1.05 ~ 1.65

When conducting its calculations in accordance with the market price method, Mizuho Securities established a record date as of February 9, 2015 and adopted (i) the closing common stock prices of the companies on the TSE as of the record date and (ii) the simple average of the closing stock price for the periods of one month, three months and six months until the record date.

Furthermore, the future profit plan of MEITO, which Mizuho Securities obtained for the analysis by the DCF method, includes a business year in which profit is expected to substantially increase compared to the previous year.  Specifically, income is expected to increase substantially from the fiscal year ending March 2015 to the fiscal year ending March 2016 due to the revision of trustee fee, decrease in temporary costs resulting from the establishment of branch offices, progress in cost improvement focusing on fuel cost, and other factors.  On the other hand, the financial projections of Hutech, which Mizuho Securities obtained for the calculation by the DCF method, include no business year in which profit is expected to substantially increase or decrease.  The financial projections of the companies do not assume implementation of the Share Transfer.

In principle, Mizuho Securities based its calculations of the share transfer ratio on information received from the companies as well as publicly available information, etc. as is.  Mizuho Securities assumed that all such materials and information were accurate and complete, that there was no fact that was not disclosed to Mizuho Securities which may have a material effect on the calculation of the share transfer ratio, and other similar factors, and did not independently verify the accuracy and completeness thereof.  Furthermore, Mizuho Securities assumed that there was no independent evaluation or assessment with respect to the assets and liabilities (including contingent liabilities) of the companies and their respective subsidiaries and affiliated companies.  Mizuho Securities’ calculation of the share transfer ratio also assumed that the respective companies’ financial prospects referenced in such calculation were reasonably arranged and prepared based on the best projections and judgment currently available to the management of each company and that such calculation reflected the information and economic conditions as of February 9, 2015.

The results of the calculation of the share transfer ratio submitted by Mizuho Securities do not represent an opinion on fairness of the share transfer ratio in the Share Transfer.

Through the explanation from Mizuho Securities on evaluation methods, assumptions and background of calculation, etc. for the share transfer ratio in the Share Transfer, Hutech confirmed that the above results of calculation conducted by Mizuho Securities were reasonable.

(2)	Background of the Calculation

As set forth in Section 3.(1) above, MEITO requested Daiwa Securities and Hutech requested Mizuho Securities to calculate the share transfer ratio in the Share Transfer.  Using the results of the calculations provided by those independent third-party advisors, the companies diligently negotiated and discussed the share transfer ratio generally taking into consideration various factors, including their respective financial status, asset status and future prospects.  Eventually, the companies determined that the share transfer ratio set forth in Section 2.(3) above was appropriate, and determined and agreed on the share transfer ratio in the Share Transfer at the board of directors’ meeting of each company held today.

(3)	Relationship with the Advisors

Neither Daiwa Securities, MEITO’s advisor, nor Mizuho Securities, Hutech’s advisor, qualifies as a party related to MEITO or Hutech, respectively, or has a material interest in the Share Transfer that requires disclosure.

4.	Profile of Parties to the Share Transfer (as of September 30, 2014)

(1)	Name	MEITO TRANSPORTATION CO., LTD.	Hutech norin Co., Ltd.
(2)	Location	2-4-5 Nakacho, Musashino-shi, Tokyo, Japan	2-18-4 Ryogoku, Sumida-ku, Tokyo, Japan
(3)	Title and name of representative	Kunio Hayashibara, President	Hiromasa Aya, President and Representative Director
(4)	Business	• General motor truck transportation services • Freight transportation handling services • Warehouse services
•  Warehouse services
•  Freezer or cold storage services
•  General motor truck transportation services and freight transportation handling services
•  Freight handling and packaging services
•  Frozen food repackaging and other processing services
•  Motor transportation security services

(5)	Capital	2,176,900,000 yen	1,217,560,000 yen
(6)	Date of incorporation	September 12, 1959	March 14, 1953
(7)	Number of issued and outstanding shares	11,000,000 shares	10,438,000 shares
(8)	Fiscal year end	March 31	March 31
(9)	Number of employees (consolidated)	2,228	1,397
(10)	Main customers	Mitsubishi Shokuhin Co., Ltd. Kyodo Milk Industry Co., Ltd. MARUDAI FOOD CO., LTD.	Mitsubishi Shokuhin Co., Ltd. Nissin Healthcare Food Service Co., Ltd. CGC JAPAN CO.,LTD.
(11)	Main banks	The Norinchukin Bank The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.	The Norinchukin Bank Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation

(12)	Large shareholders and shareholding ratios
The Master Trust Bank of Japan, Ltd.
8.18%
Kyodo Milk Industry Co., Ltd.
5.11%
Meito Sangyo Co., Ltd.
4.92%
The Norinchukin Bank
4.50%
The Kyoei Fire and Marine Insurance Company, Limited
4.27%
Mitsui Sumitomo Insurance Company, Limited
2.95%
Nippon Life Insurance Company
2.80%
MEITO TRANSPORTATION CO., LTD.
2.45%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2.36%
Nichirei Logistics Group Inc.
2.27%

Maruha Nichiro Corporation
13.08%
BBH For Fidelity Low-Priced Stock Fund (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)
9.72%
Hutech norin Customers’ Shareholding Association
5.49%
The Norinchukin Bank
5.00%
The Kyoei Fire and Marine Insurance Company, Limited
5.00%
Hutech norin Employee Stock Ownership Plan
4.69%
Banque de Luxembourg, Client Account (Standing proxy: Sumitomo Mitsui Banking Corporation)
4.59%
Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for MEGMILK SNOW BRAND Co., Ltd., with re-trust trustee being Trust & Custody Services Bank, Ltd.
3.98%
Japan Trustee Services Bank, Ltd. (Trust Account)
2.66%
Nissin Healthcare Food Service Co., Ltd.
2.11%

(13)	Relationship between Companies Concerned
	Capital	Not applicable
	Personal	Not applicable
	Transactional	Entrustment and consignment between MEITO and Hutech in relation to their storage and delivery services
	Whether the other party and affiliates are ‘parties concerned’	Not applicable

(14)	Results of operations and financial condition in the three most recent fiscal years (millions of yen; except for those specially mentioned)
	MEITO TRANSPORTATION CO., LTD. (on a consolidated basis)			Hutech norin Co., Ltd. (on a consolidated basis)
Fiscal year	FY ended March 31, 2012	FY ended March 31, 2013	FY ended March 31, 2014	FY ended March 31, 2012	FY ended March 31, 2013	FY ended March 31, 2014
Net assets (on a consolidated basis)	11,183	11,538	11,644	16,701	17,388	18,160
Total assets (on a consolidated basis)	28,205	27,874	28,300	34,646	36,935	39,275
Net assets per share (yen) (on a consolidated basis)	1,042.29	1,075.40	1,085.27	1,569.34	1,638.96	1,710.00
Operating revenue (on a consolidated basis)	44,717	44,973	48,519	34,864	36,411	38,416
Operating income (on a consolidated basis)	444	667	449	2,326	1,626	2,017
Ordinary income (on a consolidated basis)	507	787	636	2,421	1,653	1,996
Net income (on a consolidated basis)	7	495	197	1,402	922	1,137
Net income per share (yen) (on a consolidated basis)	0.66	46.22	18.40	134.48	88.51	109.47
Dividend per share (yen)	15.00	15.00	15.00	28.00	30.00	28.00

5.	Profile of the Joint Holding Company to be Established through the Share Transfer

(1)	Name	Chilled & Frozen Logistics Holdings Co., Ltd.
(2)	Location	In the 23 wards of Tokyo (planned)
(3)	Title and name of representative	To be determined
(4)	Business	Business management of its subsidiaries and the group and services incidental or related thereto
(5)	Capital	4,000 million yen
(6)	Capital reserve	1,000 million yen
(7)	Fiscal year end	March 31
(8)	Net assets	To be determined
(9)	Total assets	To be determined
(10)	Accounting auditor	Ernst & Young ShinNihon LLC

6.	Overview of Accounting in Connection with the Share Transfer

It is expected that the purchase method shall be applied for the accounting procedure of the Share Transfer since it falls under “purchase” stipulated in the Accounting Standard for Business Combination.  It is expected that negative goodwill (or goodwill) will occur and be recorded on the consolidated accounts of the Joint Holding Company.  However, the amount of negative goodwill (or goodwill) has not been determined at the present stage.

7.	Forecast

The operating results and other outlook of the newly established Joint Holding Company through the Share Transfer will be discussed between the companies and will be provided once they are determined.

(End of document)